

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2019

Thomas L. Amell
President and Chief Executive Officer
Pioneer Bancorp, Inc.
652 Albany-Shaker Rd.
Albany, NY 12211

      Re: Pioneer Bancorp, Inc.
         Registration Statement on Form S-1
         Filed March 12, 2019
         File No. 333-230208

Dear Mr. Amell:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 12, 2019

Summary
Pioneer Bank, page 1

1.   We note your disclosure that you purchase "certain" one- to four-family residential real estate loans through a relationship with a mortgage banking company. Please revise your Prospectus Summary to clarify that you outsource <u>all</u> of your residential mortgage loan origination, underwriting and closing to an unaffiliated third-party, the material terms of this agreement, and the degree to which these loans meet your own underwriting standards. Please further revise here and your penultimate risk factor on page 21 to quantify the percentage of your total loan portfolio that such loans represented as of December 31, 2018. Please also revise to identify the mortgage banking company in your prospectus and attach any related material agreements as exhibits if required by Item

601(b)(10)(ii)(B) of Regulation S-K.

Business Strategy
Continue our emphasis on commercial lending, page 4

2.   Please revise to balance your disclosure on your emphasis on commercial
        lending consistent with your disclosure on pages 57 and 60 that you increased your
        residential loans because management sought to "better balance the overall loan portfolio
        between commercial and non-commercial lending" in both the six months ended
        December 31, 2018 and fiscal year ended June 30, 2018.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Michael
Clampitt, Senior Counsel, at (202) 551-3434 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Financial Services

cc: Benjamin M. Azoff, Esq.